SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION and Alcatel-Lucent Team Up to Deliver Multipoint Video Conferencing Capability to Alcatel-Lucent's OmniTouch Unified Communications Suite dated March 17, 2008.

     2. Press release re RADVISION to Showcase Advanced Video Solutions for Unified Communications at VoiceCon Orlando 2008 dated March 17, 2008.

     3. Press release re RADVISION's ProLab(TM) Video Test Solution Offers Standards-Based Video Quality Assurance dated March 17, 2008.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION and Alcatel-Lucent Team Up to Deliver Multipoint Video Conferencing Capability to Alcatel-Lucent's OmniTouch Unified Communications Suite

Monday March 17, 9:00 am ET

RADVISION Enables Alcatel-Lucent OmniTouch My Teamwork Conferencing and Collaboration Solution with SCOPIA(R) HD Multipoint Video Conferencing Capability

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN -News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that RADVISION and Alcatel-Lucent (Euronext Paris and
NYSE: ALU) have teamed up to deliver multipoint video conferencing on top of the Alcatel-Lucent OmniTouch My Teamwork conferencing and collaboration application. Alcatel-Lucent's enterprise collaboration customers can now benefit from RADVISION's leading SCOPIA video conferencing platform.

OmniTouch My Teamwork, part of Alcatel-Lucent's Unified Communications offering, delivers conferencing and collaboration capabilities across any network, from any location within or outside the business to support a dynamic enterprise environment--enabling workers to stay in touch from wherever they are at any time from any device. Businesses benefit from a flexible, software and standards-based platform for easy integration into business processes with carrier-grade scalability to accommodate growth. The full feature set with presence-based calling, ad hoc, reservationless, and scheduled audio and web conferencing, secure IM and integrated peer-to-peer video empowers employees with single-click access to a range of communication media so they can choose the best method given the task to perform their jobs effectively.

The SCOPIA video conferencing platform is a complete multipoint video communications solution that delivers a very cost-effective, high quality video experience. SCOPIA's advanced media processing capabilities allow mixed conferences of HD (High Definition) video systems, standard definition end points, and video from desktops in the same call while preserving their native resolution and without requiring all participants to downgrade to their common capabilities. With SCOPIA's optimized capacity, users receive maximum value for their investment based on the video application they use - for example, in cases where HD is not fully utilized, the number of available ports for standard definition and desktop systems increases resulting in a reduced cost per port.

Additional benefits of the SCOPIA conferencing platform include:

    o Connectivity to H.323, SIP, ISDN, and 3G video conferencing systems providing support for existing and future conferencing investments.

    o Full transcoding and media processing between various audio and video formats from 3G to HD video allowing each participant to utilize the highest quality available to them.

    o A highly collaborative video experience where through HD Continuous Presence, multiple participants can be seen simultaneously.

    o Efficient bandwidth utilization where the connection rate remains constant regardless of the number of participants viewed.


"Combining RADVISION's SCOPIA video capabilities with OmniTouch My Teamwork provides us with key enhancements to our product portfolio," said Eric Penisson, vice president of Alcatel-Lucent, enterprise products. "The addition of SCOPIA positions us to increase our market penetration in the Unified Communications arena."

"Extending the Alcatel-Lucent Unified Communications solution with the SCOPIA conferencing platform provides a very advanced and affordable video conferencing solution - where users of HD, standard definition, and desktop systems can all communicate," said Zeev Bikowsky, General Manager Networking Business Unit for RADVISION. "Our unique method of advanced media processing provides great performance with affordable prices."

The joint solution will be on display at the Alcatel-Lucent booth #711 at VoiceCon in Orlando March 17-20, 2008.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
Corporate:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION
RADVISION to Showcase Advanced Video Solutions for Unified
Communications at VoiceCon Orlando 2008

Monday March 17, 9:00 am ET

RADVISION SCOPIA(TM) Technology Demonstrated At the Core of Video-enabled U nified Communications

ORLANDO, Fla. & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that during March 17th - 19th at the VoiceCon exhibition in Orlando, RADVISION will demonstrate multiple technology integrations with its unified communications partners showcasing the power of unified visual communications with RADVISION technology at the core.

"Conferencing solutions are going through dramatic changes with two major trends occurring -- room based video conferencing is moving to higher video quality with high definition and telepresence, and new unified communications solutions promise to bring conferencing to the desktop and mobile users -- both driving the need for new levels of scalability and device support," said Zeev Bikowsky, General Manager Networking Business Unit for RADVISION. "We understand these needs and are very proud to show our partners' solutions leveraging our technology."

At VoiceCon booth 417, RADVISION will be demonstrating:

    o IBM Lotus Sametime with multiparty audio and video from the SCOPIA Conferencing Platform

    o Microsoft Office Communications Server 2007 video conferencing connectivity via SCOPIA

    o    Cisco Unified Videoconferencing powered by SCOPIA technology

    o Cisco Unified Video Advantage with multiparty audio and video from SCOPIA technology

IBM Lotus Sametime with multiparty audio and video from the SCOPIA Conferencing Platform

RADVISION's SCOPIA Conferencing Platform with SCOPIA Desktop brings advanced conferencing capability to IBM's next generation unified communications and collaboration platform enhancing the instant messaging and conferencing capabilities of Lotus Sametime by enabling users to create and initiate multiparty audio and video conferences directly from within Lotus Sametime. By adding RADVISION's unique video and audio plug-in to Lotus Sametime, users can easily extend Lotus Sametime instant messaging chat sessions into full multiparty audio and video sessions on their PC and extend those conferences to other devices such as room based video conferencing systems, 3G videophones or virtually any telephone available today.

Microsoft Office Communications Server 2007 video conferencing connectivity via SCOPIA

The new SCOPIA Office Communications Server (OCS) 2007 Connector enhances the latest Microsoft unified communications offering providing the capability for Office Communicator users to participate in conferences with standards-based video conferencing systems and devices. The SCOPIA Connector is a simple to use, highly flexible tool allowing OCS 2007 users to join a meeting hosted on the SCOPIA Conferencing Platform. Now Office Communicator desktop users have full interoperability with video conferencing room systems including the latest HD (High Definition) endpoints with continuous presence multipoint video.

Cisco Unified Videoconferencing powered by SCOPIA technology

The Cisco Unified Videoconferencing System is integrated into Cisco Unified Communications to enable connectivity with a broad range of room and desktop video systems and communications environments. RADVISION provides the infrastructure for Cisco Unified Videoconferencing, including MCUs, Gateways and software for setting up and managing video sessions. Cisco Unified Videoconferencing now includes a desktop video component that extends the capabilities of the Cisco Unified Videoconferencing MCU to remote users with a free, Web-based client, H.239 data collaboration, embedded firewall and NAT traversal and conference streaming. This provides the same continuous presence and data sharing capabilities as video conferencing room systems extending their reach and impact.

Cisco Unified Video Advantage with multiparty audio and video from SCOPIA technology

Cisco Unified Video Advantage adds video to the communications experience by providing video telephony functionality to Cisco Unified IP phones. Using the familiar phone interface, video calls can be made and received on the Cisco Unified IP phone with the video component displayed on a PC. Leveraging RADVISION SCOPIA technology, the solution delivers advanced multiparty desktop video conferencing, and connectivity with third-party systems, that supports existing and future conferencing investments.

Additional demonstrations at VoiceCon showcasing RADVISION technology include Alcatel-Lucent OmniTouch My Teamwork integrated with RADVISION's SCOPIA video conferencing platform at Alcatel-Lucent's booth 711; and Cisco Unified Contact Center Enterprise integrated with RADVISION's SCOPIA Interactive Video Platform at Cisco's booth 601.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Corporate:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti/ Todd Barrish, +1 212-704-7385 kristin@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION's ProLab(TM) Video Test Solution Offers Standards-Based Video Quality Assurance

Monday March 17, 9:00 am ET

Media Quality Analysis to Enhance ProLab Testing Suite for Next Generation Network Operators, Service Providers and User Equipment Vendors

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the worldwide availability of its ProLab(TM) Video Quality Test Solution.

The ProLab Video Quality Solution is part of RADVISION's ProLab Test Management Suite, providing IMS, SIP, H.323 and 3G-324M testing in a single, easy-to-use product. ProLab Testing Suite is designed to play a critical and vital role in the product development and quality assurance cycles, helping equipment vendors and service providers to develop high-end video telephony services. The Suite evaluates both video and IP telephony service performance at the same time.

"Since video quality is an important parameter in measuring the reliability of a network and the readiness of the video service, it is very important to constantly examine network conditions to ensure reliability and quality of service," said Elie Cohen, Product Manager in RADVISION's Technology Business Unit.

"Every comprehensive network check should include reliable software that automatically and objectively checks video quality online," added Cohen.

ProLab Video Quality Online No-Reference-Based is the first complete testing solution for measuring emerging IMS and Video Quality, performing protocol, media and quality analysis. The solution combines ITU-T G.1070 methodologies for Objective Video Quality with the in-depth results obtained from RADVISION's extensive Human Vision video quality experiments based on subjective methodologies laid out in ITU-R BT.500-9.

The ProLab Video Quality Testing Solution offers users unique insight into video quality experience. "Combining the human vision Subjective results with those obtained using ITU-T G.1070's objective input enables us to ensure we can deliver the optimum video quality for every operational scenario," Cohen said. ProLab can also be used to perform Service Level testing and to enhance development speeds, leveraging an extensive library of media types to emulate virtually any end device. Designed for ease of use ProLab supports the following environments: 3G-324M, IMS, SIP and H.323.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
Corporate:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: March 31, 2008